FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: May 3, 2005
	By:	/S/ OTHÓN FRIAS
	Name:	Othón Frias
	Title:	Attorney-in-fact

TV AZTECA TO SUBMIT TO SHAREHOLDERS AT AN EXTRAORDINARY

SHAREHOLDERS MEETING THE USEFULNESS OF CONTINUING WITH ITS

PROGRAM OF AMERICAN DEPOSITARY RECEIPTS

FOR IMMEDIATE DISTRIBUTION

Mexico City, May 2, 2005—TV Azteca, S.A. de C.V. (BMV: TVAZTCA; NYSE: TZA; Latibex: XTZA), one of the two largest producers of Spanish language television programming in the world, announced today that it will submit for approval of its shareholders at a Company Shareholders Meeting, the usefulness of continuing with the program of American Depositary Shares (ADRs) in the U.S. and that trades on the New York Stock Exchange (NYSE).

The Company believes that notable cases of non-compliance with regulatory framework in the recent past, such as Worldcom, Enron, Adelphia or Parmalat, generated an overregulated securities market in the United States. With this, issuers have been obligated to divert time and resources to comply with excessive regulation, affecting the efficient management of business.

For foreign private issuers in the United States, the excessive regulation considerably increases current costs and expenses, as well as legal risks, and its benefits are highly questionable. Based on these considerations, TV Azteca’s shareholders will consider the impact of the costs incurred on TV Azteca’s business, as well as the present and future benefits that may be derived from its ADR program.

In the event the Shareholder Meeting decides to terminate the ADR program, the Company will notify investors and will give notice of such decision to The Bank of New York (the Depositary). Pursuant to the provisions of Section 6.02 of the Deposit Agreement with the Depositary, the Company may terminate the Deposit Agreement. The Deposit Agreement may be reviewed in reports filed by the Company with the Securities and Exchange Commission (SEC) or at: http://www.sec.gov/Archives/edgar/data/1023025/000119312504126465/d20f.htm The termination would be notified to ADR holders 30 days prior to such termination.

In the event that the Shareholders Meeting decides to terminate with the ADR program: a) the Company would give notice to the NYSE and the Depositary of such resolution; b) the Depositary would give notice to ADR holders; c) the Company would proceed to amend its Form F-6 (ADR registry) reducing the number of ADRs issued to zero and, d) the Company would file with the SEC the amended Form F-6.

In this case, the exchange of ADRs in the market will remain in place for the 30 days following the termination of the Deposit Agreement. During this time, the ADR holders will be able to continue exchanging their ADRs for Certificados de Participación Ordinaria (CPOs) currently traded in the Bolsa Mexicana de Valores (the Mexican Stock Exchange).

After concluding the Deposit Agreement, the NYSE should suspend trading of ADRs in the market, notify the SEC of the termination and request permission from the SEC to delist the ADRs. In the event the delisting of the Company’s ADRs, the SEC will make public notice of such fact.

In that event, the ADR holders will have two available options during the time period established by the Shareholder Meeting: (1) instruct the Depositary to exchange their ADRs into CPOs or, (2) convert the ADRs into CPOs and request their sale.

In the event that TV Azteca has fewer than 300 holders of the Company’s ADRs that are US residents, the Company may request that the SEC cancel the registration of its ADRs and, in this case, the reporting obligations and other US securities regulations would no longer be applicable to the Company. It should be noted that registration with the SEC and the listing in the NYSE are separate events, and therefore in the case of an eventual delisting from the NYSE, the Company will continue to comply with its obligations to report information to the SEC as long as it is registered with such authorities.

The trading of the Company’s securities in the Mexican Stock Exchange will continue until the Shareholders Meeting makes a decision on the issue.

If the Shareholders Meeting decides against terminating the Company’s ADR program, the Company would continue to trade its securities in the United States market as it has until now and the ADR holders would maintain their current rights.

In any event, the Company will inform the public in a timely manner of any relevant events that may occur.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel

5255 3099 9167

jrangelk@tvazteca.com.mx

Media Relations:

Daniel McCosh

5255 3099 0059

jdmccosh@tvazteca.com.mx